                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the Fiscal year ended         December 31, 1997
                                ----------------------------


                                     - OR -


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from ___________ to ________________

Commission file number 1-14482
                       -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: UNISOURCE WORLDWIDE, INC. RETIREMENT SAVINGS PLAN.


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: UNISOURCE WORLDWIDE, INC., 1100 CASSATT ROAD, BERWYN, PENNSYLVANIA, 19312.

                       FINANCIAL STATEMENTS AND SCHEDULES

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                          YEAR ENDED DECEMBER 31, 1997

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                          Year ended December 31, 1997




                                    CONTENTS


Report of Independent Auditors............................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits............................2
Statement of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements.............................................4


Schedules

Assets Held for Investment Purposes......................................12
Reportable Transactions..................................................13

                         Report of Independent Auditors

The Trustee
Unisource Worldwide, Inc.
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Unisource Worldwide, Inc. Retirement Savings Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unisource Worldwide, Inc. Retirement Savings Plan at December 31, 1997, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Date: May 15, 1998                                     By: /s/ Ernst & Young LLP
                                                           ---------------------

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1997


ASSETS
Investments:
    Cash and cash equivalents                                    $    19,125,121
    IKON Office Solutions, Inc. common stock                         119,959,252
    Unisource Worldwide, Inc. common stock                            52,427,043
    Investment funds                                                 115,210,379
    Participant loans                                                 10,612,827
                                                                 ---------------
                                                                     317,334,622

Transfers receivable from merged plans                                 2,250,768
Investment income receivable                                             734,020
Contribution and other receivables                                       573,937
                                                                 ---------------
                                                                     320,893,347

LIABILITIES
Accrued administrative expenses                                          160,252
                                                                 ---------------
Net assets available for benefits                                 $  320,733,095
                                                                 ===============


SEE ACCOMPANYING NOTES.

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 1997


Additions:
    Transfer of assets from IKON Office Solutions, Inc.
       Retirement Savings Plan                                   $  361,438,780
    Employee contributions                                           23,697,437
    Employer contributions                                           11,447,955
    Assets transferred or receivable from merged plans               16,365,244
    Dividend income                                                   4,455,867
    Interest income                                                   4,150,020
                                                                ---------------
Total additions                                                     421,555,303

Deductions:
    Benefits paid to participants                                    30,300,381
    Administrative expenses                                           1,045,997
                                                                ---------------
Total deductions                                                     31,346,378
                                                                ---------------
                                                                    390,208,925

Realized and unrealized loss on investments                         (69,475,830)
                                                                ---------------
Net assets available for benefits at end of year                 $  320,733,095
                                                                ===============


SEE ACCOMPANYING NOTES.

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

Employee contributions and related employer required matching contributions are recognized when employee contribution amounts are withheld from the employees' pay.

The market values of the IKON Office Solutions, Inc. ("IKON") and Unisource Worldwide, Inc. ("Unisource") common stock are determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of the Stable Value Fund, Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund.

Guaranteed investment contracts held in the Stable Value Fund are valued at fair value. Investments in the Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date.
Participant loans are valued at their outstanding balances, which approximate fair value.

Realized and unrealized gain or loss on investments represents the difference between the proceeds received and the cost of investments sold and the sum of the change in the difference between December 31 market value and cost of investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

2. DESCRIPTION OF THE PLAN

On June 19, 1996, Alco Standard Corporation announced that it would separate Unisource Worldwide, Inc. (the "Company"), its printing and imaging and supply systems distribution business, from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. Following the spin-off of the Company, which was completed on December 31, 1996, the Plan, covering eligible employees of the Company was established effective January 1, 1997. Net assets of the Plan of $361,438,780 equal to the aggregate account balances of active employees of the Company on January 2, 1997, were transferred to the Plan in January 1997.

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan is a defined contribution plan. Participation is limited to full-time and part-time non-union employees of Unisource.

The Plan allows participants to contribute 1% to 16% of annual salaries or wages. Contributions are limited by the maximum amount allowable under the Internal Revenue Code. Participants are immediately vested in their contributions.

The Company (the employer) contributes an amount equal to two-thirds of the first 6% of annual regular salaries or wages that a participant contributes to the Plan. The employer's contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the employer's contributions upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

The Plan allows participant contributions (and any investment income earned thereon) to be allocated between investments in Unisource common stock or any of the available investment funds. Participants may change investment allocations at any time. Employer matching contributions are made in Unisource common stock and may not be redirected to any of the other available investment options. Additional investments in IKON common stock (which were transferred into the Plan in January 1997, as described above, from the accounts of employees who formerly worked for IKON) are not permitted.

The following is a brief description of the investment funds in which participants may direct their contributions.

     Stable Value Fund - Funds are invested in fixed income investments. The fund is managed by The Vanguard Group.

     Vanguard Institutional Index Fund - Funds are invested solely in the 500 publicly traded stocks in the Standard & Poor's Composite Stock Price Index. The fund is managed by The Vanguard Group.

     Balanced Fund - Funds are invested equally in the Stable Value Fund and Vanguard Institutional Index Fund.

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

     PBHG Growth Fund - Funds are invested primarily in the common stocks of companies with small capitalization and a potential for strong earnings' growth. The fund is managed by Pilgrim Baxter & Associates.

     American Funds' EuroPacific Growth Fund - Funds are invested in companies located primarily in Europe and the Pacific Basin. The objective of the fund, which is managed by Capital Research and Management Company, is long-term growth of capital.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one, at the date of origination of the loan.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

Administrative expenses of the Plan are paid by the Plan.

The following plans were merged into the Plan during the year ended December 31, 1997: Conifer Paper Products, Inc. Stock Bonus Plan, Peerless Products Company 401(k) Profit Sharing Plan, Darter, Inc. 401(k) Profit Sharing Plan, Norel Employees 401(k) Savings Plan, Roberts Maintenance Supply, Inc. Retirement Plan, Janco United, Inc. 401(k) Profit Sharing Plan, Spiro-Wallach Company, Inc. 401(k) Profit Sharing Plan, Santa Rosa Paper Company Employee Savings & Retirement Plan, and Sunland Sanitary Supply, Inc. Profit Sharing Plan.

The above mergers resulted in transfers of net assets to the Plan of $16,365,244 for the plan year ended December 31, 1997.

Information about the Plan, including vesting, withdrawal provisions and special provisions related to the merged plans, is contained in the Summary Plan Description, which is available from the Plan Administrator.

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. INCOME TAX STATUS

In June 1998, the Company intends to file a request for a determination by the Internal Revenue Service that the Plan qualifies under section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. INVESTMENTS

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                             SHARES OR
      IDENTITY OF INVESTMENTS                PAR VALUE       COST       MARKET VALUE
------------------------------------------------------------------------------------
DECEMBER 31, 1997:

  IKON Office Solutions, Inc.                4,265,218    $176,347,568  $119,959,252
      Common Stock

  Unisource Worldwide, Inc.                  3,679,091      69,350,510    52,427,043
      Common Stock

  Vanguard Institutional Index Fund            538,661      39,841,416    48,242,466

  PGHG Growth Fund                             790,882      20,549,713    20,080,496

                           UNISOURCE WORLDWIDE, INC.
                            RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. INVESTMENTS (CONTINUED)

Information about the net assets available for benefits by separate investment programs at December 31, 1997 is as follows:


                                  IKON COMMON    UNISOURCE                   VANGUARD                      PBHG
                                     STOCK     COMMON STOCK  STABLE VALUE  INSTITUTIONAL   BALANCED       GROWTH
                                                                 FUND       INDEX FUND       FUND          FUND
                                 -----------------------------------------------------------------------------------
1997
ASSETS
Investments:
   Cash and cash equivalents     $  2,613,858   $ 2,239,321   $12,005,109   $         -   $ 1,602,111   $         -
   IKON Office Solutions, Inc.
     common stock                 119,670,831             -             -             -             -             -
   Unisource Worldwide, Inc.
     common stock                           -    52,354,681             -             -             -             -
   Investment funds                         -             -    31,624,695    41,689,592    10,749,834    20,080,496
   Participant loans                        -             -             -             -             -             -
   Transfer receivable from
     merged plans                           -             -             -             -             -             -
Investment income receivable           12,939         7,420        67,034       554,915        89,357             -
Contributions and other                     -             -             -             -             -             -
                                 -----------------------------------------------------------------------------------
Total assets                      122,297,628    54,601,422    43,696,838    42,244,507    12,441,302    20,080,496

LIABILITIES
Accrued administrative expenses             -             -             -             -             -             -
                                 -----------------------------------------------------------------------------------
Net assets available for
benefits                         $122,297,628   $54,601,422   $43,696,838   $42,244,507   $12,441,302   $20,080,496
                                 ===================================================================================


                                          AMERICAN
                                           FUNDS'
                                         EUROPACIFIC   PARTICIPANT
                                         GROWTH FUND    LOAN FUND    OTHER ASSETS      TOTAL
                                      ----------------------------------------------------------
1997
ASSETS
Investments:
   Cash and cash equivalents            $         -   $         -     $  664,722   $  19,125,121
   IKON Office Solutions, Inc.
     common stock                                 -             -        288,421     119,959,252
   Unisource Worldwide, Inc.
     common stock                                 -             -         72,362      52,427,043
   Investment funds                      11,065,762             -              -     115,210,379
   Participant loans                              -    10,612,827              -      10,612,827
   Transfer receivable from
     merged plans                                 -             -      2,250,768       2,250,768
Investment income receivable                      -             -          2,355         734,020
Contributions and other                           -             -        573,937         573,937
                                      ----------------------------------------------------------
Total assets                             11,065,762    10,612,827      3,852,565     320,893,347

LIABILITIES
Accrued administrative expenses                   -             -        160,252         160,252
                                      ----------------------------------------------------------
Net assets available for
benefits                                $11,065,762   $10,612,827     $3,692,313   $ 320,733,095
                                      ==========================================================

                           UNISOURCE WORLDWIDE, INC.
                            RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



4. INVESTMENTS (CONTINUED)

The changes in net assets available for benefits by separate investment programs for the years ended December 31, 1997 are as follows:

                                                                                                                   AMERICAN
                                     IKON       UNISOURCE                  VANGUARD                    PBHG         FUNDS'
                                    COMMON       COMMON    STABLE VALUE  INSTITUTIONAL   BALANCED     GROWTH     EUROPACIFIC
                                    STOCK        STOCK         FUND       INDEX FUND       FUND        FUND      GROWTH FUND
                                ---------------------------------------------------------------------------------------------
Net assets transferred from
 IKON Retirement Savings Plan   $205,866,086  $49,795,701  $ 40,026,607  $23,224,595  $ 7,763,161  $18,340,456  $ 7,589,586
     Employee contributions                -   12,586,944     3,917,389    2,508,365      963,599    2,572,779    1,148,361
     Employer contributions                -   11,194,371        44,932       80,194       51,066       41,223       36,169
     Investment income               864,940    2,490,508     2,803,747      889,109      445,908            -      171,885
     Assets transferred or
       receivable from merged
       plans                       1,538,370      827,461    10,819,130      388,658       48,396      449,979       18,782
     Benefit payments             (8,188,776)  (4,165,658)  (12,687,877)  (1,796,790)    (679,024)  (1,385,382)  (1,140,616)
     Administrative expenses               -            -             -            -            -            -            -
     Realized and unrealized
       gain (loss) on
       investments               (61,557,392) (17,528,648)            -    8,619,615    1,433,886     (925,394)     646,990
     Interfund transfers         (16,225,600)    (599,257)   (1,227,090)   8,330,761    2,414,310      986,835    2,594,605
                                ---------------------------------------------------------------------------------------------
 Net assets available for
   benefits at
   December 31, 1997            $122,297,628  $54,601,422  $ 43,696,838  $42,244,507  $12,441,302  $20,080,496  $11,065,762
                                =============================================================================================


                                 PARTICIPANT    OTHER
                                  LOAN FUND     ASSETS        TOTAL
                                --------------------------------------
Net assets transferred from
 IKON Retirement Savings Plan   $ 8,832,588  $         -  $361,438,780
     Employee contributions               -            -    23,697,437
     Employer contributions               -            -    11,447,955
     Investment income              871,255       68,535     8,605,887
     Assets transferred or
       receivable from merged
       plans                         51,374    2,223,094    16,365,244
     Benefit payments              (256,258)           -   (30,300,381)
     Administrative expenses              -   (1,045,997)   (1,045,997)
     Realized and unrealized
       gain (loss) on
       investments                        -     (164,887)  (69,475,830)
     Interfund transfers          1,113,868    2,611,568             -
                                --------------------------------------
 Net assets available for
   benefits at
   December 31, 1997            $10,612,827  $ 3,692,313  $320,733,095
                                ======================================

                           UNISOURCE WORLDWIDE, INC.
                            RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1997, the Plan held 5,517,901 units of Northern Trust Company's Collective Short-Term Investment Fund. Northern Trust Company is the Trustee for the Plan.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   DECEMBER 31,
                                                                       1997
                                                                  -------------

Net assets available for benefits per the financial statements    $ 320,733,095
Amounts allocated to withdrawn participants                            (942,560)
                                                                  --------------
Net assets available for benefits per the Form 5500               $ 319,790,535
                                                                  ==============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1997
                                                                   -------------
Benefits paid to participants per the financial statements         $  30,300,381
Add: amounts allocated to withdrawn participants at
    December 31, 1997                                                    942,560
                                                                   -------------
Benefits paid to participants per the Form 5500                    $  31,242,941
                                                                   =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

                           UNISOURCE WORLDWIDE, INC.
                            RETIREMENT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. SUBSEQUENT EVENTS

The Plan has experienced a material decline in net assets available for benefits subsequent to December 31, 1997, due to declines in IKON and Unisource common stock from $28.125 and $14.25 per share, respectively, at December 31, 1997, to $21.50 and $13.0625, per share, respectively, at May 15, 1998.

The following plans were merged into the Plan on the effective dates indicated.

                                              EFFECTIVE DATE
PLAN                                            OF MERGER
--------------------------------------------------------------

Tedisco, Inc. 401(k) Profit Sharing Plan        March 25, 1998
National Sanitary Supply Company
 Employees Thrift and Profit Sharing Plan       April 22, 1998
Paul Koss Supply Company Profit Sharing Plan    April 22, 1998
Turnquist, Inc. 401(k) Plan                     April 29, 1998
Crent Company Profit Sharing Plan                 July 1, 1998*


Assets related to the mergers in 1998 will be transferred to the Plan as soon as administratively possible.

*Expected effective date of merger.

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                       ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997



      IDENTITY OF ISSUE               DESCRIPTION OF INVESTMENT              COST        CURRENT VALUE
------------------------------------------------------------------------------------------------------


Collective Short-Term Investment    Short-term fixed income             $  5,517,901    $   5,517,901
   Fund of the Northern Trust          investments - 5,517,901 units
   Company*

Vanguard Stable Value Short Term    Short-term fixed income               13,607,220       13,607,220
   Investment Fund                     investments - 13,607,220 units
                                                                        ------------------------------
                                                                          19,125,121       19,125,121

IKON Office Solutions, Inc.         Common Stock - 4,265,218 shares      176,347,568      119,959,252

Unisource Worldwide, Inc.*          Common Stock - 3,679,091 shares       69,350,510       52,427,043

Vanguard Institutional Index        Equity investments - 538,661 units    39,841,416       48,242,466
   Fund

PBHG Growth Fund                    Equity investments - 790,882 units    20,549,713       20,080,496

American Funds' EuroPacific         Equity investments - 425,350 units    11,880,649       11,065,762
   Growth Fund

Deutsche Bank                       Guaranteed investment contracts -     14,238,460       14,238,460
                                       14,238,460 units

United Bank of Switzerland          Guaranteed investment contracts -      5,629,502        5,629,502
                                       5,629,502 units

Principal Mutual                    Guaranteed investment contracts -      3,905,344        3,905,344
                                       3,905,344 units

Bayerische Landesbank               Guaranteed investment contracts -      5,299,688        5,299,688
                                       5,299,688 units

Metropolitan Life Insurance         Guaranteed investment contracts -      2,642,073        2,642,073
   Company                             2,642,073 units

Caisse des Depots et                Guaranteed investment contracts -      4,106,588        4,106,588
   Consignations                       4,106,588 units

Participant loans                   Participant loans, at various                  -       10,612,827
                                       interest rates ranging between
                                       6% and 11.5%
                                                                        ------------------------------
                                                                        $372,916,632    $ 317,334,622
                                                                        ==============================

*Party-in-interest

                            UNISOURCE WORLDWIDE, INC.
                             RETIREMENT SAVINGS PLAN

                             REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1997


                                                                                                        PURCHASE
   IDENTITY OF PARTY INVOLVED                 DESCRIPTION OF ASSETS                                      PRICE
------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating 5% of plan assets

IKON Office Solutions, Inc.         Common stock - purchased 70,542 shares and sold 670,583 shares
                                       in multiple transactions                                     $   1,821,078

Unisource Worldwide, Inc.*          Common stock - purchased 1,689,325 shares and sold 442,864
                                       shares in multiple transactions                                 28,741,359

Vanguard Institutional Index Fund   Equity investments - purchased 265,393 shares and sold 114,181
                                       shares in multiple transactions                                 20,594,718

PBGH Growth Fund                    Equity investments - purchased 378,752 shares and sold 286,022
                                       shares in multiple transactions                                  9,723,056

American Euro-Pacific Growth Fund   Equity investments - purchased 533,656 shares and sold 399,765
                                       shares in multiple transactions                                 14,620,943

Collective Short-Term
   Investment Fund of               Short-term fixed income investments - purchased 182,167,923
   The Northern Trust Company*         units and sold 180,927,985                                     182,167,923


                                      SELLING PRICE
                                       OR MATURITY                 NET GAIN
   IDENTITY OF PARTY INVOLVED             VALUE         COST       OR (LOSS)
----------------------------------------------------------------------------
IKON Office Solutions, Inc.
                                    $ 22,002,909  $ 27,900,724 $(5,897,815)

Unisource Worldwide, Inc.*
                                       7,855,546     8,347,518    (491,972)

Vanguard Institutional Index Fund
                                       9,193,397     8,007,608   1,185,789

PBGH Growth Fund
                                       6,960,417     7,513,799    (553,382)

American Euro-Pacific Growth Fund
                                      11,017,229    10,409,880     607,349

Collective Short-Term
   Investment Fund of
   The Northern Trust Company*       180,927,985   180,927,985           -

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category I, II, or IV reportable transactions during the year ended December 31, 1997.

*Party-in-interest

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 1998
                                       UNISOURCE WORLDWIDE, INC.
                                       RETIREMENT SAVINGS PLAN
                                       (Name of Plan)


                                       By: /s/ Allister H. McCree, Jr.
                                           -------------------------------
                                           Allister H. McCree, Jr.
                                           Plan Administrator